Form 425
Filed by Bronco Drilling Company, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Allis-Chalmers Energy, Inc.
Commission File No.: 001-02199
Bronco Drilling Company, Inc. Announces
Fourth Quarter and Fiscal Year 2007 Results
     OKLAHOMA CITY—(BUSINESS WIRE)—March 11, 2008—Bronco Drilling Company, Inc., (Nasdaq/GM:BRNC), announced today financial and operational results for the three months and year ended December 31, 2007.
     Revenues for the fourth quarter of 2007 were $69.0 million compared to $76.3 million for the third quarter of 2007 and $82.5 million for the fourth quarter of 2006. Average operating rigs for the fourth quarter of 2007 were 48 compared to 53 for the previous quarter and 50 for the fourth quarter of 2006. Revenue days for the quarter decreased to 3,250 from 3,739 for the previous quarter and from 4,176 for the fourth quarter of 2006. Utilization for the fourth quarter of 2007 was 73% compared to 76% for the previous quarter and 91% for the fourth quarter of 2006.
     Average daily cash margins for our land drilling fleet for the quarter ended December 31, 2007, were $8,747 compared to $8,373 for the previous quarter and $10,142 for the fourth quarter of 2006. Net income for the fourth quarter of 2007 was $6.4 million (see note below regarding non-recurring charge) compared to $11.1 million for the previous quarter and $16.4 million for the fourth quarter of 2006. The Company generated EBITDA of $24.6 million for the fourth quarter of 2007 compared to $28.3 million for the previous quarter and $38.5 million for the fourth quarter of 2006. Results for the fourth quarter of 2007 were impacted by the movement of the rigs to be contributed or sold to Challenger Limited to our various yards in preparation for mobilization to Libya.
     The Company’s fully diluted earnings per share for the quarter ended December 31, 2007, were $0.25. This number includes a non-recurring charge related to the recognition of sales and use tax on historical capital asset expenditures. This resulted in a cumulative adjustment to depreciation and interest expense. Excluding the non-recurring charge, fully diluted earnings per share would be $0.28. This compares to fully diluted earnings per share of $0.42 for the previous quarter and $0.66 for the fourth quarter of 2006.
     Revenues for the year ended December 31, 2007 were $299.0 million compared to $285.8 million for the year ended 2006. Average operating rigs for 2007 grew to 51 from 45 for the previous year. Revenue days for the year decreased to 14,245 from 15,202 for the previous year. Utilization for the year ended December 31, 2007 was 76% compared to 93% for 2006. Average daily cash margins for 2007 were $8,585 compared to $9,618 for the previous year. Net income for 2007 was $37.6 million compared to $59.8 million for 2006. The Company generated EBITDA of $109.7 million in 2007 compared to $130.0 million for the previous year. The Company’s fully diluted earnings per share for the year ended December 31, 2007, was $1.44 compared to $2.43 for 2006.
     On January 4, 2008, we completed our previously announced acquisition of a 25% equity interest in Challenger Limited in exchange for six drilling rigs and $5.0 million in cash. Challenger is an international provider of contract land drilling and workover services to oil and natural gas companies with its principal operations in Libya. Five of the contributed drilling rigs were from our existing marketed fleet and one was a newly constructed rig. In a separate transaction, we sold to Challenger four additional drilling rigs and ancillary equipment for $12.0 million.
     Three of the ten rigs arrived in Libya in late February. We anticipate all three rigs will be operating by early April. The remaining rigs are scheduled to ship periodically in April and May, and we anticipate that all of the rigs will be operating by the beginning of July.
     About Bronco Drilling
     Bronco Drilling Company, Inc., a publicly held company headquartered in Edmond, Oklahoma, is a provider of contract land drilling services and workover services to oil and natural gas exploration and production companies. Bronco’s common stock is quoted on The Nasdaq Global Market under the symbol “BRNC.” For more information about Bronco Drilling Company, Inc., visit http://www.broncodrill.com.

Bronco Drilling Company, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share par value)

	December 31,
	2007	2006
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$5,721	$10,608
Receivables
Trade and other, net of allowance for doubtful accounts of $1,834 and $400 in 2007 and 2006, respectively	61,499	60,282
Contract drilling in progress	2,128	1,989
Income tax receivable	1,191	—
Current deferred income taxes	775	155
Prepaid expenses	705	338

Total current assets	72,019	73,372

PROPERTY AND EQUIPMENT — AT COST
Drilling rigs and related equipment	510,962	396,499
Transportation, office and other equipment	41,942	29,928

	552,904	426,427
Less accumulated depreciation	86,274	44,505

	466,630	381,922

OTHER ASSETS
Goodwill	23,908	21,280
Restricted cash and deposit	2,745	2,600
Intangibles, net, and other	3,303	3,314

	29,956	27,194

	$568,605	$482,488

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$16,715	$19,677
Accrued liabilities	19,280	11,767
Income tax payable	—	3,724
Current maturities of long-term debt	1,256	636

Total current liabilities	37,251	35,804

LONG-TERM DEBT, less current maturities	66,862	64,091

DEFERRED INCOME TAXES	68,063	42,608

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS’ EQUITY
Common stock, $.01 par value, 100,000 shares authorized; 26,031 and 24,938 shares issued and outstanding at December 31, 2007 and 2006	262	250

Additional paid-in capital	298,195	279,355

Retained earnings	97,972	60,380

Total stockholders’ equity	396,429	339,985

	$568,605	$482,488

Bronco Drilling Company, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)

	Years Ended December 31,
	2007	2006	2005
REVENUES
Contract drilling revenues, including 1%, 4% and 3% to related parties	276,088	$285,828	$77,885
Well service	22,864	—	—

	298,952	285,828	77,885
EXPENSES
Contract drilling	153,797	139,607	44,695
Well service	14,299	—	—
Depreciation and amortization	44,241	30,335	9,143
General and administrative	22,690	15,709	9,395

	235,027	185,651	63,233

Income from operations	63,925	100,177	14,652

OTHER INCOME (EXPENSE)
Interest expense	(4,762)	(1,736)	(1,415)
Loss from early extinguishment of debt	—	(1,000)	(2,062)
Interest income	1,239	164	432
Other	294	284	53

	(3,229)	(2,288)	(2,992)

Income before income taxes	60,696	97,889	11,660
Income tax expense	23,104	38,056	6,529

NET INCOME	$37,592	$59,833	$5,131

Income per common share-Basic	$1.45	$2.43	$0.32

Income per common share-Diluted	$1.44	$2.43	$0.31

Weighted average number of shares outstanding-Basic	25,996	24,585	16,259

Weighted average number of shares outstanding-Diluted	26,101	24,623	16,306

PRO FORMA INFORMATION (unaudited):

Historical income before income taxes			$11,660
Pro forma provision for income taxes			4,396

Pro forma income			$7,264

Pro forma income per common share-Basic and Diluted			$0.45

Weighted average number of shares outstanding-Basic			16,259

Weighted average number of shares outstanding-Diluted			16,306

Bronco Drilling Company Inc.
Quarterly Results
Year Ended December 31, 2007
(Amounts in thousands except per share amounts)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2007
Revenues	$78,981	$74,720	$76,286	$68,965
Income from operations	19,643	14,633	18,648	11,001
Income tax expense	7,101	5,428	7,009	3,566
Net income	11,386	8,714	11,068	6,424
Income per share:
Basic	0.44	0.33	0.43	0.25
Diluted	0.44	0.33	0.42	0.25
     Non-GAAP Financial Measures
     This press release includes a presentation of average daily cash margin and EBITDA which are not financial measures recognized under generally accepted accounting principles, or GAAP. Average daily cash margin is a non-GAAP financial measure equal to net income, the most directly comparable GAAP financial measure, minus well service revenue, plus well service expense, income tax expense, other expense, general and administrative expense and depreciation and amortization, and divided by revenue days for the period. EBITDA is a non-GAAP financial measure equal to net income, the most directly comparable GAAP financial measure, plus interest expense, income tax expense and depreciation and amortization. We have presented average daily cash margin and EBITDA because we use these metrics as an integral part of our internal reporting to measure our performance and to evaluate the performance of our senior management. We consider these metrics to be important indicators of the operational strength of our business. A limitation of these metrics, however, is that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets and the impact of related impairments through other financial measures, such as capital expenditures, investment spending and return on capital. Therefore, we believe that average daily cash margin and EBITDA provide useful information to our investors regarding our performance and overall results of operations. Neither average daily cash margin nor EBITDA is intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, neither of these metrics is intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

     The following presents a reconciliation of average daily cash margin and EBITDA to net income, the most directly comparable GAAP financial measure (in thousands, except revenue days and average daily cash margin):

	Three Months Ended		Three Months Ended
	December 31,		September 30,
	2007	2006	2007
	(Unaudited)		(Unaudited)
Reconciliation of average daily cash margin to net income:
Net income	$6,424	$16,352	$11,068
Well service revenue	(7,189)	—	(5,845)
Well service expense	4,447	—	3,931
Income tax expense	3,566	11,867	7,009
Other expense	1,011	705	571
General and administrative	7,247	3,968	5,353
Depreciation and amortization	12,923	9,459	9,219

Drilling margin	28,429	42,351	31,306

Revenue days	3,250	4,176	3,739

Average daily cash margin	$8,747	$10,142	$8,373

	Year Ended
	December 31,
	2007	2006
Reconciliation of average daily cash margin to net income:
Net income	$37,592	$59,833
Well service revenue	(22,864)	—
Well service expense	14,299	—
Income tax expense	23,104	38,056
Other expense	3,229	2,288
General and administrative	22,690	15,709
Depreciation and amortization	44,241	30,335

Drilling margin	122,291	146,221

Revenue days	14,245	15,202

Average daily cash margin	$8,585	$9,618

	Three Months		Three Months
	Ended		Ended
	December 31,		September 30,
	2007	2006	2007
	(Unaudited)		(Unaudited)
Calculation of EBITDA:
Net income	$6,424	$16,352	$11,068
Interest expense	1,690	844	1,009
Income tax expense	3,566	11,867	7,009
Depreciation and amortization	12,923	9,459	9,219

EBITDA	$24,603	$38,522	$28,305

	Year Ended
	December 31,
	2007	2006
Calculation of EBITDA:
Net income	$37,592	$59,833
Interest expense	4,762	1,736
Income tax expense	23,104	38,056
Depreciation and amortization	44,241	30,335

EBITDA	$109,699	$129,960

     Important Information
     On January 23, 2008, Bronco Drilling Company, Inc. (“Bronco Drilling”) entered into a merger agreement with Allis-Chalmers Energy Inc. (“Allis-Chalmers”), providing for the acquisition of Bronco Drilling by Allis-Chalmers. In connection with the proposed merger, Allis-Chalmers filed a registration statement on Form S-4 (Registration No. 333-149326) with the Securities and Exchange Commission (the “SEC”) on February 20, 2008, which registration statement contains a joint proxy statement/prospectus of both companies. Allis-Chalmers and Bronco Drilling may file other relevant documents concerning the proposed merger, including any amendments to such registration statement. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and the other documents free of charge at the website maintained by the SEC at www.sec.gov.
     The documents filed with the SEC by Allis-Chalmers may be obtained free of charge from Allis-Chalmers’ website at www.alchenergy.com or by calling Allis-Chalmers’ Investor Relations department at (713) 369-0550.
     The documents filed with the SEC by Bronco Drilling may be obtained free of charge from Bronco Drilling’s website at www.broncodrill.com or by calling Bronco Drilling’s Investor Relations department at (405) 242-4444.
     Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.
     Allis-Chalmers and Bronco Drilling and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of each company in connection with the merger. Information about the directors and executive officers of Allis-Chalmers and their ownership of Allis-Chalmers common stock is set forth in its proxy statement filed with the SEC on April 30, 2007. Information about the directors and executive officers of Bronco Drilling and their ownership of Bronco Drilling common stock is set forth in its proxy statement filed with the SEC on April 30, 2007. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus for the merger.

     THIS PRESS RELEASE IS NOT AN OFFER TO SELL THE SECURITIES OF ALLIS-CHALMERS AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.
     Cautionary Note Regarding Forward-Looking Statements
     The information in this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, comments pertaining to estimated contract duration. Such statements are subject to risks, uncertainties and assumptions, including, but not limited to, early termination by the customer pursuant to the contract or otherwise, cancellation or completion of certain contracts or projects earlier than expected, operating hazards and other factors described in Bronco Drilling Company, Inc’s. Annual Report on Form 10-K filed with the SEC on March 8, 2007 and other filings with the SEC, which are available free of charge on the SEC’s website at www.sec.gov. Bronco cautions you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected or implied in these statements.

CONTACT:	Bob Jarvis
Investor Relations
Bronco Drilling Company
(405) 242-4444 Ext: 102
bjarvis@broncodrill.com